APPENDIX D:
Articles of Organization

INITIAL FILING:
Articles of Organization



State of California
Kevin Shelley
Secretary of State

File # 200433710094

LIMITED LIABILITY COMPANY ARTICLES OF ORGANIZATION

NOTE: A limited liability company is not permitted to render professional services.

A $70.00 filing fee must accompany this form.

IMPORTANT – Read instructions before completing this form.

FILED
In the office of the Secretary of State
of the State of California

NOV 15 2004

KEVIN SHELLEY, SECRETARY OF STATE

This Space For Filing Use Only

1. NAME OF THE LIMITED LIABILITY COMPANY (END THE NAME WITH THE WORDS "LIMITED LIABILITY COMPANY," "LTD. LIABILITY CO.," OR THE ABBREVIATIONS "LLC" OR "L.L.C.")
   Tallgrass Pictures LLC

2. THE PURPOSE OF THE LIMITED LIABILITY COMPANY IS TO ENGAGE IN ANY LAWFUL ACT OR ACTIVITY FOR WHICH A LIMITED LIABILITY COMPANY MAY BE ORGANIZED UNDER THE BEVERLY-KILLEA LIMITED LIABILITY COMPANY ACT.

INITIAL AGENT FOR SERVICE OF PROCESS - If the agent is an individual, the agent must reside in California and both Items 3 and 4 must be completed. If the agent is a corporation, the agent must have on file with the California Secretary of State a certificate pursuant to Corporations Code section 1505 and Item 3 must be completed (leave Item 4 blank).

3. NAME OF THE INITIAL AGENT FOR SERVICE OF PROCESS Jeffrey Lamont Brown

4. IF AN INDIVIDUAL, THE ADDRESS OF THE INITIAL AGENT FOR SERVICE OF PROCESS IN CALIFORNIA
   ADDRESS 1405 Torrance St
   CITY San Diego STATE CA ZIP CODE 92101

5. THE LIMITED LIABILITY COMPANY WILL BE MANAGED BY: (CHECK ONLY ONE)
   - [x] ONE MANAGER
   - [ ] MORE THAN ONE MANAGER
   - [ ] ALL LIMITED LIABILITY COMPANY MEMBER(S)

6. ADDITIONAL INFORMATION SET FORTH ON THE ATTACHED PAGES, IF ANY, IS INCORPORATED HEREIN BY THIS REFERENCE AND MADE A PART OF THIS CERTIFICATE.

7. TYPE OF BUSINESS OF THE LIMITED LIABILITY COMPANY (FOR INFORMATIONAL PURPOSES ONLY)
   Photography

8. I DECLARE I AM THE PERSON WHO EXECUTED THIS INSTRUMENT, WHICH EXECUTION IS MY ACT AND DEED.

   Jeffrey Lamont Brown Manager/Organizer
   SIGNATURE OF ORGANIZER

   November 11, 2004
   DATE

   Jeffrey Lamont Brown Manager Tallgrass Pictures
   TYPE OR PRINT NAME OF ORGANIZER

9. **RETURN TO:**
   NAME Jeffrey Brown
   FIRM Tallgrass Pictures
   ADDRESS 423 7th Avenue
   CITY/STATE San Diego, CA
   ZIP CODE 92101

LLC-1 (REV 06/2004) APPROVED BY SECRETARY OF STATE

STATEMENT OF INFORMATION:
Updating Articles of Organization







BA20220801862

B1076-4637 09/05/2022 5:26 PM Received by California Secretary of State

STATE OF CALIFORNIA
Office of the Secretary of State
STATEMENT OF INFORMATION
LIMITED LIABILITY COMPANY

California Secretary of State
1500 11th Street
Sacramento, California 95814
(916) 653-3516

For Office Use Only

-FILED-

File No.: BA20220801862
Date Filed: 9/5/2022

Entity Details

Limited Liability Company Name	TALLGRASS PICTURES LLC
Entity No.	200433710094
Formed In	CALIFORNIA

Street Address of Principal Office of LLC

Principal Address	3312 FRONT ST SAN DIEGO, CA 92103

Mailing Address of LLC

Mailing Address	3312 FRONT ST SAN DIEGO, CA 92103
Attention	Jeffrey Brown

Street Address of California Office of LLC

Street Address of California Office	3312 FRONT ST SAN DIEGO, CA 92103

Manager(s) or Member(s)

Manager or Member Name	Manager or Member Address
− ~~Jeffrey Lamont Brown~~	~~710 13th St. #300~~ ~~SAN DIEGO, CA 92101-7351~~
+ Jennifer Chen	3312 FRONT ST . SAN DIEGO, CA 92101
+ Jeffrey Lamont Brown	3312 FRONT ST. SAN DIEGO, CA 92101

Agent for Service of Process

Agent Name	JEFFREY L BROWN
Agent Address	3312 FRONT ST. SAN DIEGO, CA 92103

Type of Business

Type of Business	IZOLA Bakery

Email Notifications

Opt-in Email Notifications	Yes, I opt-in to receive entity notifications via email.

Chief Executive Officer (CEO)

CEO Name	CEO Address
None Entered	

Labor Judgment

No Manager or Member of this Limited Liability Company has an outstanding final judgment issued by the Division of Labor Standards Enforcement or a court of law, for which no appeal therefrom is pending, for the violation of any wage order or provision of the Labor Code.

Electronic Signature

☒ By signing, I affirm under penalty of perjury that the information herein is true and correct and that I am authorized by California law to sign.

Jeffrey Brown	*09/05/2022*
Signature	Date

B1076-4638 09/05/2022 5:26 PM Received by California Secretary of State